UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

ECHOSTAR CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

278768 106

(CUSIP Number)

Dean A. Manson

Executive Vice President, General Counsel and Secretary

EchoStar Corporation

100 Inverness Terrace E.

Englewood, Colorado 80112

(303) 706-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Charles W. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
21,249,599 SHARES (1) (2)
345,223 SIXTY DAY SHARES (3)

	8.	SHARED VOTING POWER
28,654,417 SHARES (1) (4)

	9.	SOLE DISPOSITIVE POWER
21,249,599 SHARES (1) (2)
345,223 SIXTY DAY SHARES (3)

	10.	SHARED DISPOSITIVE POWER
28,654,417 SHARES (1) (4)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
50,249,239

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 51.0% (5)

14.	TYPE OF REPORTING PERSON
IN

(1) Includes shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 48,927 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network Corporation (“DISH Network”) 401(k) Employee Savings Plan (the “DISH Network 401(k) Plan”); and (iii) 21,196,967 shares of Class B Common Stock beneficially owned directly by Mr. Ergen.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 6,122 shares of Class A Common Stock beneficially owned by one of Mr. Ergen’s children; (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust; (vi) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, LLC (“Telluray Holdings”), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vii) 2,695,957 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2019 SATS GRAT (the “2019 May GRAT”); (viii) 2,913,508 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2019 SATS GRAT II (the “2019 GRAT II”); (ix) 1,724,153 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2019 SATS GRAT (the “2019 December GRAT”); (x) 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year March 2020 SATS GRAT (the “2020 March GRAT”); and (xi) 5,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2020 SATS GRAT (the “2020 June GRAT”).

(5) Based on 50,458,521 shares of Class A Common Stock outstanding on December 4, 2020 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, December 4, 2020. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 90.9% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, December 4, 2020).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Cantey M. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
28,642,071 SHARES (1) (2)

	8.	SHARED VOTING POWER
21,261,945 SHARES (1) (3)

	9.	SOLE DISPOSITIVE POWER
15,833,866 SHARES (1) (4)

	10.	SHARED DISPOSITIVE POWER
34,070,150 SHARES (1) (5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
49,904,016

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 50.8% (6)

14.	TYPE OF REPORTING PERSON
IN

(1) Includes shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (iv) 2,695,957 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 May GRAT; (v) 2,913,508 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 GRAT II; (vi) 1,724,153 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 December GRAT; (vii) 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 March GRAT; and (viii) 5,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 June GRAT. Mrs. Ergen exercises voting power with respect to Telluray Holdings and each of the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT and the 2020 June GRAT independently and, with respect to the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT and the 2020 June GRAT, in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(3)  Consists of: (i) 48,927 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 21,196,967 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (v) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; and (vi) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust.

(4) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 2,695,957 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 May GRAT; (iv) 2,913,508 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 GRAT II; (v) 1,724,153 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 December GRAT; (vi) 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 March GRAT; and (vii) 5,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 June GRAT. Mrs. Ergen exercises dispositive power with respect to each of the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT and the 2020 June GRAT, independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(5)  Consists of: (i) 48,927 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 21,196,967 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (v) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; (vi) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust; and (vii) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(6) Based on 50,458,521 shares of Class A Common Stock outstanding on December 4, 2020 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mrs. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 90.9% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No.  278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year May 2019 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
2,695,957 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
2,695,957 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
2,695,957

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 5.1% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2019 May GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,458,521 shares of Class A Common Stock outstanding on December 4, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2019 May GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2019 May GRAT may be deemed to beneficially own would be approximately 2.7%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2019 May GRAT beneficially owns equity securities of EchoStar representing approximately 5.1% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No.  278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year 2019 SATS GRAT II

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
2,913,508 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
2,913,508 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
2,913,508

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 5.5% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2019 GRAT II are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,458,521 shares of Class A Common Stock outstanding on December 4, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2019 GRAT II into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2019 GRAT II may be deemed to beneficially own would be approximately 3.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2019 GRAT II beneficially owns equity securities of EchoStar representing approximately 5.5% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No.  278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year December 2019 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
1,724,153 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
1,724,153 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
1,724,153

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 3.3% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2019 December GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,458,521 shares of Class A Common Stock outstanding on December 4, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2019 December GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2019 December GRAT may be deemed to beneficially own would be approximately 1.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2019 December GRAT beneficially owns equity securities of EchoStar representing approximately 3.3% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year March 2020 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
3,500,000 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
3,500,000 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
3,500,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 2.6% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) Consists of 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,458,521 shares of Class A Common Stock outstanding on December 4, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2020 March GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2020 March GRAT may be deemed to beneficially own would be approximately 1.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2020 March GRAT beneficially owns equity securities of EchoStar representing approximately 3.0% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year June 2020 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
5,000,000 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
5,000,000 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
5,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 9.0% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2020 June GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,458,521 shares of Class A Common Stock outstanding on December 4, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2020 June GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2020 June GRAT may be deemed to beneficially own would be approximately 5.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2020 June GRAT beneficially owns equity securities of EchoStar representing approximately 9.5% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Telluray Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
12,808,205 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
12,808,205 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
12,808,205

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 20.2% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by Telluray Holdings are shares of Class B Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,458,521 shares of Class A Common Stock outstanding on December 4, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to beneficially own would be approximately 13.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings beneficially owns equity securities of EchoStar representing approximately 24.3% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

ITEM 2.	Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the 2019 May GRAT; (d) the 2019 GRAT II; (e) the 2019 December GRAT; (f) the 2020 March GRAT; (g) the 2020 June GRAT; and (h) Telluray Holdings, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT and Telluray Holdings.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of each of EchoStar and DISH Network, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2019 May GRAT

The 2019 May GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2019 May GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2019 May GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 2,695,957 shares of Class B Common Stock held by the 2019 May GRAT, except as set forth in Item 6.

(D) 2019 GRAT II

The 2019 GRAT II was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2019 GRAT II has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2019 GRAT II, Mrs. Ergen is vested with sole voting and dispositive power over the 2,913,508 shares of Class B Common Stock held by the 2019 GRAT II, except as set forth in Item 6.

(E) 2019 December GRAT

The 2019 December GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2019 December GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2019 December GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 1,724,153 shares of Class B Common Stock held by the 2019 December GRAT, except as set forth in Item 6.

(F) 2020 March GRAT

The 2020 March GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2020 March GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2020 March GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock held by the 2020 March GRAT, except as set forth in Item 6.

(G) 2020 June GRAT

The 2020 June GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2020 June GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2020 June GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 5,000,000 shares of Class B Common Stock held by the 2020 June GRAT, except as set forth in Item 6.

(H) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Telluray Holdings has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ergen and certain trusts established for the benefit of his family are the members of Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class B Common Stock held by Telluray Holdings.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from the 2019 December GRAT under the trust agreement governing the 2019 December GRAT, assuming that the 2019 December GRAT has not expired. The number of shares of Class B Common Stock distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution. In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of the 2019 December GRAT, if applicable, including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by the 2019 December GRAT. On December 7, 2020, the 2019 December GRAT distributed 6,275,847 shares of Class B Common Stock held by the 2019 December GRAT to Mr. Ergen as an annuity payment. Therefore, the 2019 December GRAT currently has beneficial ownership of 1,724,153 shares of Class B Common Stock. The 2019 December GRAT is scheduled to expire in accordance with its terms on December 5, 2021.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on December 7, 2020.  See Items 11 and 13 of the cover pages to this Amendment No. 28 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 1,640 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 12,808,205 shares of Class B Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 28 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar since the most recent filing of Schedule 13D other than as described herein.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Two-Year May 2019 SATS GRAT (incorporated by reference from Exhibit E to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year 2019 SATS GRAT II (incorporated by reference from Exhibit F to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit F: Power of Attorney for Two-Year December 2019 SATS GRAT (incorporated by reference from Exhibit G to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit G: Power of Attorney for Two-Year March 2020 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit H: Power of Attorney for Two-Year June 2020 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit I: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: December 8, 2020	/s/ Robert J. Hooke
Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2019 SATS GRAT

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR 2019 SATS GRAT II

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2019 SATS GRAT

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2020 SATS GRAT

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2020 SATS GRAT

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact

Attention:  Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Two-Year May 2019 SATS GRAT (incorporated by reference from Exhibit E to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year 2019 SATS GRAT II (incorporated by reference from Exhibit F to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit F: Power of Attorney for Two-Year December 2019 SATS GRAT (incorporated by reference from Exhibit G to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit G: Power of Attorney for Two-Year March 2020 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit H: Power of Attorney for Two-Year June 2020 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit I: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

Dated: December 8, 2020	/s/ Robert J. Hooke
Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2019 SATS GRAT

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR 2019 SATS GRAT II

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2019 SATS GRAT

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2020 SATS GRAT

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2020 SATS GRAT

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

Dated: December 8, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact